EXHIBIT 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho Vice President, Corporate Development Ph: 011-852-2170-0001 betty@ljintl.com	Haris Tajyar Managing Partner Ph: 818-382-9702 htajyar@irintl.com

FOR IMMEDIATE RELEASE
MAY 18, 2004

LJ INTERNATIONAL REPORTS $50,000 IN
MONTHLY SALES AT HONG KONG SHOWROOM

Jewelry Firm Says It Will Open 3-5 More China Stores by October

HONG KONG and LOS ANGELES, CA — May 18, 2004 — LJ International, Inc. (LJI) (Nasdaq: JADE), one of the fastest-growing fine jewelry companies in the world, today announced that initial sales volume at its new Hong Kong retail showroom is running at about $50,000 per month. It also announced that it would be opening three to five new stores in China by the end of this year.

The 5,000-square-foot showroom has been open since mid-March in Hung Hom, Hong Kong, the center of the region’s jewelry business. It showcases LJI’s highest-end jewelry lines, with space devoted to LJI’s Lorenzo brand products and to an eMotion gallery — a kiosk displaying items available for immediate purchase online. For an online tour of the store, go to http://www.ljintl.com/ljii/home/retailshop.html.

The Company said it expects the Hong Kong store to become profitable by the fourth quarter of 2004. It added that the sales reported so far are not included in the revenue projections of $13.5 million to $14.0 million recently given for the second quarter of 2004.

“The initial results from our new showroom have exceeded our internal expectations,” said Yu Chuan Yih, LJI’s chairman and CEO of LJ International. “We are especially pleased that we could achieve such a high start-up volume with no local advertising. To us, this shows both the strength of the ultra-upscale retail jewelry market in Hong Kong and the power of the Lorenzo brand and eMotion Galleries — both of which are clearly well established as marks of quality that customers trust. Finally, our strong start in Hong Kong bodes well for our planned opening of stores elsewhere in China in the coming months.”

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The Company said it will open at least three and five new retail stores in mainland China outside Hong Kong by the beginning of October. These openings are part of a major move into the China retail market through multiple channels. Since the start of the second quarter, for instance, LJI has a memorandum of understanding to market and sell its jewelry through a joint venture with China Commerce Group a leading China-based operator of several retail outlets including the upscale ''China Friendship Shops,’’ Hualian Department Stores and Juntai Department stores, among others. It also has entered a new strategic vendor partnership under which it is now selling jewelry featuring colored stones through the global retailer Carrefour. Carrefour is the second largest retailer in the world and the operator of 35 giant ''hypermarkets’’ in China.

If you would like to be added to LJI’s investor email lists, please contact Haris Tajyar with Investor Relations International at htajyar@irintl.com.

About LJ International

LJ International Inc. is a publicly-owned company, based in Hong Kong and the U.S., engaged in designing, branding, marketing and distributing a full range of fine jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets. It trades on the Nasdaq National Market under the symbol JADE.

For more information on LJI, please visit the Company’s Web site at http://www.ljintl.com .

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

     For more information, please contact:

     AT LJI:

     Betty Ho, Vice President, Corporate Development
     Tel: +852-2170-0001
     Email: betty@ljintl.com

     AT INVESTOR RELATIONS INTL:

     Haris Tajyar, Managing Partner
     Tel: +1-818-382-9702
     Email: htajyar@irintl.com

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